Exhibit 21.1

Listing of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
Exclusive Jets, LLC	North Carolina

Jetstream Aviation, LLC	North Carolina

LGM Enterprises, LLC	North Carolina